UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Joshua Weingard

SafeStitch Medical, Inc.

Chief Legal Officer

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 305-575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78645Y102

1	NAME OF REPORTING PERSON Jeffrey G. Spragens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER 3,531,300 (1)
	8	SHARED VOTING POWER 562,818 (2)
	9	SOLE DISPOSITIVE POWER 3,531,300 (1)
	10	SHARED DISPOSITIVE POWER 562,818 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,094,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes: (a) options to purchase 215,000 shares of Common Stock which have vested or will vest within 60 days of this filing; (b) warrants to purchase 200,000 shares of Common Stock; and (c) 571,015 shares of Common Stock owned by RSLS Investments LLC (“RSLS”), of which the Reporting Person is the manager. Although the Reporting Person is the manager of RSLS, RSLS is 100% owned by the Reporting Person’s adult children and, accordingly, the Reporting Person disclaims any beneficial ownership of the shares held by RSLS.
(2)	Includes 562,818 shares of Common Stock owned by the Joy Fowler Spragens Family Trust (the “Trust”). The Trust is an irrevocable trust established by Joy Fowler Spragens, the spouse of the Reporting Person, for the benefit of her descendants and relatives who are unrelated to the Reporting Person. Accordingly, the Reporting Person disclaims any beneficial ownership of the shares held by the Trust.
(3)	The percentage of beneficial ownership is based upon 61,699,276 shares of Common Stock outstanding as of May 15, 2013.

CUSIP No. 78645Y102

ITEM 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Jeffrey G. Spragens (“Mr. Spragens” or the “Reporting Person”) with respect to the common stock, $0.001 par value (the “Common Stock”), of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 100,000 shares of 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), the purchases of shares of Common Stock in private placements and the open market purchases of shares of Common Stock, in each case, discussed in Item 5, acquired (a) by Mr. Spragens have been acquired using his personal funds; (b) by RSLS have been acquired using its working capital; and (c) by the Trust have been acquired using its working capital.

In connection with the conversion of the Series A Preferred Stock, Mr. Spragens was issued an aggregate of 123,680 shares of Common Stock on September 10, 2010 (the “Conversion Date”) for no additional cash consideration. Effective September 10, 2010, Mr. Spragens, as a holder of Series A Preferred Stock, elected to convert an aggregate of 106,638 shares of the Series A Preferred Stock pursuant to the terms of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 10.0% Series A Cumulative Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”). On the Conversion Date, for each converted share of Series A Preferred Stock, Mr. Spragens became entitled to receive one share of Common Stock plus all accrued and unpaid dividends (“Unpaid Dividends”) thereon through the Conversion Date, which Unpaid Dividends were paid in shares of Common Stock in accordance with the Certificate of Designation. Mr. Spragens was issued 6,638 shares of Common Stock as a result of the Unpaid Dividends.

Pursuant to an offer by the Issuer described in Item 5 below, Mr. Spragens was issued an additional 17,042 shares of Common Stock as Consideration Shares (as defined below) upon conversion of the Series A Preferred Stock.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

All shares of Common Stock acquired by the Reporting Person since the filing of the Original 13D with the SEC have been acquired for investment purposes. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No. 78645Y102

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Prior to 60 days before the date of this Amendment:

Mr. Spragens purchased on the open market 500 shares of Common Stock at a price per share of $3.80.

Mr. Spragens gifted an aggregate of 500 shares of Common Stock in two separate bona fide gift transactions (of 250 shares of Common Stock each).

Mr. Spragens was granted an option to purchase 5,000 shares of Common Stock at an exercise price of $3.10 per share. These options have vested.

Mr. Spragens purchased 46,511 shares of Common Stock from the Issuer in a private transaction at a purchase price of $2.15 per share. The Issuer issued these shares in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder.

Mr. Spragens was granted an option to purchase 60,000 shares of Common Stock at an exercise price of $0.80 per share. These options have vested.

Mr. Spragens purchased 100,000 shares of Series A Preferred Stock at a purchase price of $1.00 per share, which shares were convertible into 100,000 shares of Common Stock.

Mr. Spragens was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $1.20 per share. These options vest in four equal annual installments beginning on February 17, 2011.

The holders of the Series A Preferred Stock elected to convert an aggregate of 4,000,000 shares of the Series A Preferred Stock pursuant to the terms of the Certificate of Designation. On the Conversion Date, for each converted share of Series A Preferred Stock, the holder thereof became entitled to receive one share of Common Stock, plus all Unpaid Dividends thereon through the Conversion Date, which Unpaid Dividends were paid in shares of Common Stock in accordance with the Certificate of Designation. To encourage the holders of Series A Preferred Stock to voluntarily convert their respective shares of Series A Preferred, the Issuer offered to each holder who converted his or her shares of Series A Preferred Stock on or prior to the Conversion Date the number of shares of Common Stock (the “Consideration Shares”) equal to the difference between (a) the number of shares of Common Stock issuable pursuant to a holder-initiated conversion of Series A Preferred Stock on March 31, 2012 and (b) the number of shares of Common Stock issuable pursuant to a holder-initiated conversion of Series A Preferred Stock on the date on which conversion had been elected, each as calculated in accordance with the Certificate of Designation. An aggregate of 697,462 Consideration Shares were issued as a result of the conversion of the 4,000,000 shares of Series A Preferred Stock, of which 17,042 Consideration Shares were issued to Mr. Spragens. The Issuer agreed to issue the Consideration Shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each holder of Series A Preferred Stock had previously represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Securities Act and that such holders’ Series A Preferred Stock was were being acquired for investment purposes. The Consideration Shares will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

Mr. Spragens purchased on the open market 4,000 shares of Common Stock at prices per share ranging from $1.98 to $2.10.

Mr. Spragens was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $1.12 per share. These options vest in four equal annual installments beginning on March 10, 2012.

CUSIP No. 78645Y102

Mr. Spragens purchased on the open market: 12,500 shares of Common Stock at prices per share ranging from $1.03 to $1.41.

Mr. Spragens was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $0.65 per share. These options vest in four equal annual installments beginning on February 16, 2013.

The Issuer entered into a stock purchase agreement with 35 investors pursuant to which such investors agreed to purchase an aggregate of 20,794,000 shares of Common Stock at a price of $0.40 per share. Mr. Spragens purchased 250,000 of such shares. The Issuer agreed to issue such shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each investor represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Act and that such investor’s shares were being acquired for investment purposes. Such shares will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

Mr. Spragens exercised warrants to purchase 20,138 shares of Common Stock at an exercise price of $0.25 per share and the Issuer issued to Mr. Spragens the underlying 20,138 shares of Common Stock.

During the 60 days before the date of this Amendment:

On March 22, 2013, the Issuer entered into a stock purchase agreement with 17 investors pursuant to which such investors agreed to purchase in a private placement an aggregate of 12,096,000 shares of Common Stock at a price of $0.25 per share. Included in this private placement was the issuance of warrants to purchase 6,048,000 shares of Common Stock, representing one warrant for every two shares of Common Stock purchased, with an exercise price of $0.33 per share and a five year expiration. Mr. Spragens purchased 400,000 of such shares and received 200,000 of such warrants. The Issuer agreed to issue such shares and such warrants in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each investor represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Act and that such investor’s shares and warrants were being acquired for investment purposes. Such shares and the shares underlying such warrants will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

On April 23, 2013, Mr. Spragens was granted an option to purchase 150,000 shares of Common Stock at an exercise price of $0.45 per share. These options vest in four equal annual installments beginning on April 23, 2014.

The Reporting Person’s beneficial ownership of Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jeffrey G. Spragens	4,094,118	(2)	6.6%

(1)	The percentage of beneficial ownership is based upon 61,699,276 shares of Common Stock outstanding as of May 15, 2013.
(2)	Includes: (a) options to purchase 215,000 shares of Common Stock which have vested or will vest within 60 days of this filing; (b) warrants to purchase 200,000 shares of Common Stock; (c) 571,015 shares of Common Stock owned by RSLS, of which the Reporting Person is the manager (although the Reporting Person is the manager of RSLS, RSLS is 100% owned by the Reporting Person’s adult children and, accordingly, the Reporting Person disclaims any beneficial ownership of the shares held by RSLS); and (d) 562,818 shares of Common Stock owned by the Trust (the Trust is an irrevocable trust established by Joy Fowler Spragens, the spouse of the Reporting Person, for the benefit of her descendants and relatives who are unrelated to the Reporting Person; accordingly, the Reporting Person disclaims any beneficial ownership of the shares held by the Trust).

CUSIP No. 78645Y102

Items 7 through 10, including the footnotes thereto, set forth on the cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

In connection with the private placement in which Mr. Spragens purchased 46,511 shares of Common Stock, Mr. Spragens entered into a subscription agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement in which Mr. Spragens purchased 250,000 shares of Common Stock, Mr. Spragens entered into a stock purchase agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement in which Mr. Spragens purchased 400,000 shares of Common Stock and received of 200,000 warrants, Mr. Spragens entered into a stock purchase agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

The foregoing descriptions of the subscription agreement and the stock purchase agreements do not purport to be complete and are qualified in their entirety by reference to such respective agreements, which are filed as exhibits hereto and incorporated into this Item 6 by reference.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2008)

99.6	Form of Stock Purchase Agreement dated February 17, 2012 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 21, 2012)

99.7	Form of Stock Purchase Agreement dated March 22, 2013 (including Form of Common Stock Warrant as Exhibit A thereto) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2013)

CUSIP No. 78645Y102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013	/s/ Jeffrey G. Spragens
Jeffrey G. Spragens

CUSIP No. 78645Y102

EXHIBIT INDEX

Exhibit Number	Description

99.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2008)

99.6	Form of Stock Purchase Agreement dated February 17, 2012 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 21, 2012)

99.7	Form of Stock Purchase Agreement dated March 22, 2013 (including Form of Common Stock Warrant as Exhibit A thereto) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2013)